Exhibit 99.5

News release…

Date: 21 January 2004
Ref: PR343q

Fourth Quarter 2003 Production Report

•	Iron ore – Demand for all products remained strong. Hamersley achieved record production and shipments in the fourth quarter bringing full year shipments to 74.3 million tonnes. West Angelas ramp-up continued ahead of schedule and reached an annualised rate of 18 million tonnes in December.

•	Copper – mined copper was 17 per cent below the previous quarter and 25 per cent below the final quarter of 2002 largely due to the material slippage at the Grasberg mine.

•	Diamonds – the ramp-up process at Diavik continued. Production was lower than in the preceding quarter due to the processing of stockpiled lower grade ore and ore from the top of the A154N pipe. Production from Argyle was also lower, reflecting lower grade material mined in line with the mining schedules.

•	Australian and Indonesian coal – excluding the effect of the new Hail Creek coking coal mine, Australian coal production was in line with the previous quarter but five per cent below the fourth quarter of 2002 reflecting market conditions. Port and rail congestion in New South Wales remain an issue.

•	US Coal – production was similar to the fourth quarter of 2002. Higher volumes from both Antelope and Jacobs Ranch were offset by lower production from Cordero Rojo where resources continue to be diverted to managing the high wall and spoil piles.

•	Aluminium – production was three per cent above the third quarter as Tiwai Point returned to full production following power shortages earlier in the year and improved process stability at the Boyne Island smelter.

•	Gold – mined gold production was 26 per cent below the preceding quarter due to the slippage at Grasberg. In addition, the disposal of Peak and Alumbrera plus lower by-product grades at Kennecott Utah Copper resulted in mined gold volumes 37 per cent below the fourth quarter of 2002.

•	Industrial minerals – production of titanium dioxide feedstock was eight per cent below the fourth quarter of 2002. The seasonal pick up in the second half has not been seen to the extent that would normally be expected. Borates production was in line with 2002 but lower than the previous quarter due to a planned shutdown.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Fiona Powell
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3307
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

2

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR		% CHANGE

		2002	2003	2003			Q4 03	Q4 03	2003
		Q4	Q3	Q4	2002	2003	vs	vs	vs
Principal Commodities							Q3 03	Q4 02	2002

Alumina	('000 t)	479	500	526	1,947	2,014	5%	10%	3%
Aluminium	('000 t)	208.4	204.9	211.9	795.4	818.1	3%	2%	3%
Borates	('000 t)	136	142	134	528	559	-6%	-1%	6%
Coal - Australian and Indonesian	('000 t)	11,245	10,319	9,330	43,830	40,573	-10%	-17%	-7%
Coal - US	('000 t)	28,063	27,391	28,417	105,320	108,177	4%	1%	3%
Copper - mined	('000 t)	243.8	221.4	182.9	887.1	867.0	-17%	-25%	-2%
Copper - refined	('000 t)	105.1	93.1	89.7	416.9	348.1	-4%	-15%	-17%
Diamonds	('000 cts)	9,964	10,588	8,968	33,620	33,272	-15%	-10%	-1%
Gold - mined	('000 ozs)	814	691	511	3,135	2,731	-26%	-37%	-13%
Gold - refined	('000 ozs)	105	66	81	488	308	23%	-23%	-37%
Iron ore	('000 t)	22,757	25,826	27,997	90,951	102,613	8%	23%	13%
Titanium dioxide feedstock	('000 t)	319	291	293	1,274	1,192	1%	-8%	-6%

Other Metals & Minerals

Bauxite	('000 t)	3,000	3,018	3,103	11,724	12,316	3%	3%	5%
Lead - mined	('000 t)	9.8	12.0	14.1	40.4	47.5	18%	44%	18%
Molybdenum	('000 t)	1.4	1.2	1.1	6.1	4.6	-8%	-21%	-25%
Nickel in matte	(tonnes)	2,410	1,284	1,524	6,273	5,950	19%	-37%	-5%
Nickel - refined	(tonnes)	829	1,029	1,011	3,594	3,474	-2%	22%	-3%
Salt	('000 t)	1,255	1,420	1,120	4,667	4,633	-21%	-11%	-1%
Silver - mined	('000 ozs)	4,269	4,983	4,954	17,207	18,306	-1%	16%	6%
Silver - refined	('000 ozs)	965	691	653	4,037	2,963	-5%	-32%	-27%
Talc	('000 t)	318	350	321	1,327	1,357	-8%	1%	2%
Tin	(tonnes)	11	16	60	169	100	267%	468%	-41%
Uranium	(tonnes)	1,311	1,395	1,406	4,955	5,158	1%	7%	4%
Zinc - mined	('000 t)	24.8	26.8	31.6	94.7	114.2	18%	28%	21%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

RIO TINTO QUARTERLY PRODUCTION	Page 3

RIO TINTO SHARE OF PRODUCTION

								FULL	FULL
			4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	Interest		2002	2003	2003	2003	2003	2002	2003

ALUMINA
Production ('000 tonnes)
Eurallumina	56%		142	139	136	150	148	567	573
Queensland Alumina	39%		337	354	358	350	378	1,380	1,440

Rio Tinto total alumina production			479	493	495	500	526	1,947	2,014

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%		18.1	18.3	18.3	18.3	19.0	71.1	73.9
Bell Bay	100%		42.1	40.7	41.8	42.3	41.9	163.9	166.6
Boyne Island (a)	59%		79.4	77.7	75.7	76.9	80.9	294.6	311.1
Tiwai Point	79%		68.8	66.1	62.7	67.5	70.2	265.9	266.5

Rio Tinto total aluminium production			208.4	202.7	198.5	204.9	211.9	795.4	818.1

BAUXITE
Production ('000 tonnes)
Boké	4%		118	58	179	123	58	482	418
Weipa	100%		2,882	2,901	3,057	2,895	3,045	11,241	11,898

Rio Tinto total bauxite production			3,000	2,958	3,236	3,018	3,103	11,724	12,316

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%		136	139	143	142	134	528	559

COAL		Coal
Australian coal operations ('000 tonnes)		type
Coal & Allied Industries (b)
Bengalla	30%	S	459	393	538	340	608	1,587	1,879
Hunter Valley Operations	76%	S	1,716	1,789	1,617	1,535	1,983	6,756	6,925
	76%	M	640	606	609	663	289	2,531	2,167
Mount Thorley Operations	61%	S	386	309	219	252	262	1,451	1,042
	61%	M	221	216	200	223	229	1,073	868
Moura (c)	0%	S	—	—	—	—	—	407	—
	0%	M	—	—	—	—	—	552	—
Narama (c)	0%	S	—	—	—	—	—	135	—
Ravensworth East (c)	0%	S	—	—	—	—	—	281	—
Warkworth	42%	S	787	688	484	510	577	2,586	2,259
	42%	M	18	47	71	53	39	231	210
Rio Tinto Coal Australia (d)
Blair Athol Coal	71%	S	2,030	2,237	1,857	2,599	2,197	8,412	8,890
Hail Creek Coal	92%	M	—	—	—	204	608	—	812
Kestrel Coal	80%	S	494	285	320	263	292	1,348	1,159
	80%	M	536	366	459	332	342	1,925	1,499
Tarong Coal	100%	S	1,695	1,451	1,738	1,635	1,713	5,685	6,538

Total Australian coal			8,981	8,386	8,112	8,608	9,139	34,960	34,246

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (e)	0%	S	2,264	2,088	2,338	1,711	191	8,870	6,327
US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	S	6,457	6,233	6,648	7,130	6,795	24,319	26,806
Colowyo (f)	100%	S	1,174	1,110	1,194	1,093	1,138	4,889	4,535
Cordero Rojo	100%	S	9,160	8,187	8,535	7,448	8,501	34,724	32,671
Decker	50%	S	1,198	679	730	1,068	1,203	4,511	3,679
Jacobs Ranch	100%	S	8,007	7,402	7,544	8,767	8,706	28,784	32,418
Spring Creek	100%	S	2,067	1,814	2,293	1,887	2,074	8,093	8,069

Total US coal			28,063	25,424	26,944	27,391	28,417	105,320	108,177

Rio Tinto total coal production			39,307	35,899	37,394	37,710	37,747	149,149	148,750

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coa

RIO TINTO QUARTERLY PRODUCTION	Page 4

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
		4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	Interest	2002	2003	2003	2003	2003	2002	2003

COPPER
Mine production ('000 tonnes)
Alumbrera (g)	0%	13.9	8.7	—	—	—	50.9	8.7
Bingham Canyon	100%	69.0	64.8	67.8	77.6	71.6	260.2	281.8
Escondida	30%	68.7	74.4	79.8	73.4	70.1	226.3	297.8
Grasberg - FCX (h)	12%	30.1	27.3	28.0	21.5	7.7	107.5	84.5
Grasberg - Joint Venture (h)	40%	40.9	33.7	34.5	28.9	11.5	148.0	108.7
Neves Corvo	49%	9.5	11.0	9.9	7.5	9.6	37.8	38.0
Northparkes	80%	6.1	5.7	5.4	5.4	5.2	30.7	21.7
Palabora	49%	5.6	5.5	6.1	7.0	7.1	25.7	25.8

Rio Tinto total mine production		243.8	231.1	231.6	221.4	182.9	887.1	867.0

Refined production ('000 tonnes)
Atlantic Copper (h)	13%	10.5	10.1	10.3	8.6	8.1	41.5	37.1
Escondida	30%	10.0	10.7	11.0	11.2	11.4	41.6	44.3
Kennecott Utah Copper	100%	74.6	67.4	38.5	64.8	59.9	293.7	230.6
Palabora	49%	10.0	7.8	9.4	8.5	10.3	40.2	36.1

Rio Tinto total refined production		105.1	96.0	69.2	93.1	89.7	416.9	348.1

DIAMONDS
Production ('000 carats)
Argyle (i)	100%	9,936	6,909	6,004	9,690	8,307	33,503	30,910
Diavik	60%	—	247	512	880	661	—	2,300
Merlin	100%	28	—	44	18	—	117	62

Rio Tinto total diamond production		9,964	7,156	6,560	10,588	8,968	33,620	33,272

GOLD
Mine production ('000 ounces)
Alumbrera (g)	0%	48	31	—	—	—	188	31
Barneys Canyon	100%	10	9	10	10	6	75	35
Bingham Canyon	100%	89	67	67	79	92	412	305
Cortez/Pipeline	40%	102	127	102	100	106	433	434
Escondida	30%	11	11	13	16	16	38	55
Grasberg - FCX (h)	12%	103	89	132	107	26	355	354
Grasberg - Joint Venture (h)	40%	227	163	241	223	96	662	722
Greens Creek	70%	18	16	19	17	17	72	70
Kelian	90%	109	166	112	71	74	485	422
Lihir (j)	14%	27	21	21	21	25	99	88
Morro do Ouro	51%	27	25	27	24	26	115	103
Northparkes	80%	7	8	7	9	15	33	39
Peak (g)	0%	20	20	—	—	—	97	20
Rawhide	51%	10	7	9	9	8	42	32
Rio Tinto Zimbabwe	56%	4	3	4	3	3	21	14
Others	—	2	1	2	2	2	8	7

Rio Tinto total mine production		814	765	765	691	511	3,135	2,731

Refined production ('000 ounces)
Kennecott Utah Copper	100%	105	96	65	66	81	488	308

IRON ORE
Production ('000 tonnes)
Channar	60%	1,940	1,699	1,465	1,628	1,417	6,356	6,208
Corumbá	100%	271	221	282	292	279	858	1,074
Hamersley	100%	13,121	13,616	15,900	16,079	17,462	57,563	63,056
Iron Ore Company of Canada (k) (l)	59%	1,868	1,816	2,126	2,220	2,191	7,168	8,353
Robe River	53%	5,558	5,815	5,851	5,607	6,649	19,006	23,922

Rio Tinto total mine production		22,757	23,167	25,623	25,826	27,997	90,951	102,613

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quant

RIO TINTO QUARTERLY PRODUCTION	Page 5

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	FULL YEAR 2002	FULL YEAR 2003

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.8	3.8	4.0	4.0	4.1	15.7	15.8
Zinkgruvan	100%	6.0	6.2	7.5	8.0	10.0	24.7	31.7

Rio Tinto total mine production		9.8	10.0	11.5	12.0	14.1	40.4	47.5

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.4	1.2	1.1	1.2	1.1	6.1	4.6

NICKEL
Nickel in matte (tonnes)
Fortaleza (m)	100%	2,410	2,619	523	1,284	1,524	6,273	5,950
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	829	604	830	1,029	1,011	3,594	3,474

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,255	970	1,124	1,420	1,120	4,667	4,633

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	841	762	808	873	1,105	3,663	3,548
Escondida	30%	259	315	360	375	368	894	1,418
Grasberg - FCX (h)	12%	219	236	255	207	46	804	745
Grasberg - Joint Venture (h)	40%	470	111	229	320	466	1,043	1,126
Greens Creek	70%	1,724	1,750	1,968	2,472	2,035	7,668	8,226
Zinkgruvan	100%	383	363	447	460	566	1,554	1,836
Others	—	372	422	343	275	366	1,582	1,407

Rio Tinto total mine production		4,269	3,960	4,410	4,983	4,954	17,207	18,306

Refined production ('000 ounces)
Kennecott Utah Copper	100%	965	975	644	691	653	4,037	2,963

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	318	358	328	350	321	1,327	1,357

TIN
Mine production (tonnes)
Neves Corvo	49%	11	—	23	16	60	169	100

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	319	290	319	291	293	1,274	1,192

URANIUM
Production (tonnes U3O8
Energy Resources of Australia	68%	977	859	1,019	775	858	3,068	3,512
Rössing	69%	335	14	465	620	548	1,887	1,647

Rio Tinto total uranium production		1,311	873	1,484	1,395	1,406	4,955	5,158

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.

See

RIO TINTO QUARTERLY PRODUCTION	Page 6

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
		4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	Interest	2002	2003	2003	2003	2003	2002	2003

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.9	12.1	13.4	11.7	11.3	46.7	48.5
Zinkgruvan	100%	12.9	14.7	15.6	15.1	20.3	48.0	65.7

Rio Tinto total mine production		24.8	26.8	29.0	26.8	31.6	94.7	114.2

(a)	Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(b)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(c)	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(d)	In December 2003 Pacific Coal was renamed Rio Tinto Coal Australia.
(e)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(f)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(g)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(h)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 31 December 2003, an 11.8% share in the Grasberg mine and a 13.1% share in Atlantic Copper. Rio Tinto's holding in FCX reduced from 14.0% to 13.1% during the fourth quarter of 2003 due to the conversion of convertible preferred stock into common stock. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions of the Grasberg facilities since 1998.
(i)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(j)	Following a placement of shares on the 13 November 2003 Rio Tinto's interest in Lihir moved from 16.3% to 14.5%.
(k)	Rio Tinto owns 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(l)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1% to 58.7% on 20 December 2002.
(m)	Rio Tinto completed the sale of its 100 % interest in the Fortaleza nickel mine on 16 January 2004.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION	Page 7

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

ALUMINIUM

Rio Tinto Aluminium (a)

Total production at Rio Tinto's aluminium operations: Weipa (Rio Tinto 100%) in Queensland, Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Sardinia, Italy; Queensland Alumina (Rio Tinto 38.6%) in Queensland, Australia; Anglesey Aluminium (Rio Tinto 51%) in the UK; Bell Bay (Rio Tinto 100%) in Tasmania, Australia; Boyne Island (Rio Tinto 59.4% (b) ) in Queensland, Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine
Beneficiated bauxite production ('000 tonnes)	2,882	2,901	3,057	2,895	3,045	11,241	11,898
Metal grade bauxite shipments ('000 tonnes)	2,882	2,778	2,768	2,709	3,160	11,132	11,415
Calcined bauxite production ('000 tonnes)	30	41	49	42	29	142	161
Boké mine
Bauxite production ('000 tonnes)	3,124	2,365	3,077	2,970	3,648	12,041	12,060
Eurallumina refinery
Alumina production ('000 tonnes)	253	248	243	267	263	1,010	1,021
Queensland Alumina refinery
Alumina production ('000 tonnes)	873	916	928	906	980	3,574	3,731
Anglesey Aluminium smelter
Primary aluminium production ('000 tonnes)	35.6	35.8	35.9	35.9	37.2	139.3	144.8
Bell Bay smelter
Primary aluminium production ('000 tonnes)	42.1	40.7	41.8	42.3	41.9	163.9	166.6
Boyne Island smelter (b)
Primary aluminium production ('000 tonnes)	131.8	129.7	129.0	128.5	133.8	520.2	520.9
Tiwai Point smelter
Primary aluminium production ('000 tonnes)	84.7	83.3	78.2	85.0	87.9	333.9	334.4
Sales of primary aluminium ('000 tonnes) (c)	203.4	191.1	210.6	205.1	213.1	785.3	820.0

(a)	From 1 June 2003, management of Rio Tinto's 51% interest in Angelsey Aluminium was transferred to the Aluminium product group from the Copper product group.
(b)	Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(c)	Rio Tinto's share of sales of primary metal from its four smelting operations.

The Weipa mine achieved record bauxite production in the fourth quarter of 2003 and for the 2003 full year.

Production from the Eurallumina refinery in the fourth quarter of 2003 was slightly lower than in the previous quarter due to unscheduled plant maintenance in December.

Fourth quarter aluminium production at the Tiwai Point smelter continued to improve following the resumption of spot power purchases in June 2003 and the return of cells to operation at the end of the third quarter, resulting in record production for 2003.

BORATES

Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates ('000 tonnes) (a)	136	139	143	142	134	528	559

(a)   Production is expressed as B 2 O 3 content.

Production in the fourth quarter of 2003 was in line with the fourth quarter of 2002 but below the third quarter of 2003 because of a planned year-end shutdown at the Boron mine.

RIO TINTO QUARTERLY PRODUCTION	Page 8

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COAL

Coal & Allied Industries Limited (a)

Total production and sales from the mines operated by Coal & Allied Industries in Australia: Bengalla (Rio Tinto 30%); Hunter Valley Operations (Rio Tinto 76%); Mount Thorley Operations (Rio Tinto 61%); and Warkworth (Rio Tinto 42%), all in New South Wales.

(100% basis)
Bengalla mine
Thermal coal production ('000 tonnes)	1,517	1,298	1,776	1,122	2,008	5,385	6,203
Hunter Valley Operations
Thermal coal production ('000 tonnes)	2,266	2,363	2,136	2,028	2,620	9,183	9,146
Semi-soft coking coal production ('000 tonnes)	845	800	805	875	381	3,442	2,862
Mount Thorley Operations
Thermal coal production ('000 tonnes)	637	510	361	416	433	2,465	1,720
Semi-soft coking coal production ('000 tonnes)	365	356	330	369	377	1,827	1,432
Moura mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—	—	1,018	—
Semi-soft coking coal production ('000 tonnes)	—	—	—	—	—	954	—
Coking coal production ('000 tonnes)	—	—	—	—	—	427	—
Narama mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—	—	370	—
Ravensworth East mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—	—	387	—
Warkworth mine
Thermal coal production ('000 tonnes)	1,871	1,634	1,152	1,212	1,371	6,314	5,369
Semi-soft coking coal production ('000 tonnes)	42	112	168	127	93	568	500
Total Coal & Allied Industries

Total coal production ('000 tonnes)	7,544	7,074	6,728	6,147	7,284	32,340	27,232

Total coal sales ('000 tonnes) (c)	7,486	7,174	6,633	6,802	7,278	31,549	27,887

(a)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(b)	The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Production in the fourth quarter of 2003 was 18% higher than in the third quarter of 2003 due primarily to higher production from Bengalla, where quarterly production increased as mining progressed through higher productivity areas of the mining sequence. Total coal production and sales for the fourth quarter of 2003 and for the full year 2003 were down from comparable prior periods due to the operational changes implemented in the third quarter of 2003 to reduce saleable production capacity to align with market demand. Port and rail congestion remain an issue.

Kaltim Prima Coal

Total production and shipments from the Kaltim Prima Coal mine (Rio Tinto 0% (a) ) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (e) on page 7).

(100% basis)
Thermal coal:
Production ('000 tonnes)	4,527	4,177	4,675	3,422	381	17,740	12,655
Shipments ('000 tonnes)	4,911	4,522	3,937	4,042	309	17,187	12,810

(a)   Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

RIO TINTO QUARTERLY PRODUCTION	Page 9

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (f) on page 7); Cordero Rojo (Rio Tinto 100%) in Wyoming; Decker (Rio Tinto 50%) in Montana; Jacobs Ranch (Rio Tinto 100%) in Wyoming and Spring Creek (Rio Tinto 100%) in Montana.

(100% basis)
Antelope mine
Thermal coal production ('000 tonnes)	6,457	6,233	6,648	7,130	6,795	24,319	26,806
Colowyo mine
Thermal coal production ('000 tonnes)	1,174	1,110	1,194	1,093	1,138	4,889	4,535
Cordero Rojo mine
Thermal coal production ('000 tonnes)	9,160	8,187	8,535	7,448	8,501	34,724	32,671
Decker mine
Thermal coal production ('000 tonnes)	2,395	1,357	1,460	2,135	2,406	9,021	7,358
Jacobs Ranch mine
Thermal coal production ('000 tonnes)	8,007	7,402	7,544	8,767	8,706	28,784	32,418
Spring Creek mine
Thermal coal production ('000 tonnes)	2,067	1,814	2,293	1,887	2,074	8,093	8,069
Total Kennecott Energy
Total coal production ('000 tonnes)	29,260	26,103	27,674	28,459	29,620	109,830	111,856

Total coal sales ('000 tonnes)	29,260	26,103	27,674	28,459	29,620	109,830	111,856

Production in 2003 was higher than in 2002 due in part to higher market demand for Antelope and Jacobs Ranch coal. These increases have been partially offset by reduced production at Cordero Rojo as resources were diverted to ensuring highwall and spoil pile stability.

Rio Tinto Coal Australia (a)

Total production and sales from the mines operated by Rio Tinto Coal Australia in Queensland, Australia: Blair Athol Coal (Rio Tinto 71.2%), Hail Creek Coal (Rio Tinto 92%), Kestrel Coal (Rio Tinto 80%) and Tarong Coal (Rio Tinto 100%).

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production ('000 tonnes)	2,849	3,140	2,607	3,649	3,084	11,809	12,480
Sales ('000 tonnes)	2,913	3,237	2,689	3,179	3,473	12,304	12,577
Hail Creek Coal mine
Coking coal:
Production ('000 tonnes)	—	—	—	221	661	—	883
Sales ('000 tonnes)	—	—	—	114	622	—	736
Kestrel Coal mine
Thermal coal:
Production ('000 tonnes)	617	356	400	328	365	1,685	1,449
Sales ('000 tonnes)	135	404	163	145	177	505	889
Coking coal:
Production ('000 tonnes)	670	458	574	415	427	2,406	1,873
Sales ('000 tonnes)	394	122	274	331	357	1,478	1,084
Semi-hard coking coal: (b)
Sales ('000 tonnes)	380	449	475	353	461	1,628	1,739
Tarong Coal mine
Thermal coal:
Production ('000 tonnes)	1,695	1,451	1,738	1,635	1,713	5,685	6,538
Sales ('000 tonnes)	1,503	1,635	1,614	1,623	1,749	5,422	6,620
Total Rio Tinto Coal Australia

Total coal production ('000 tonnes)	5,831	5,405	5,319	6,248	6,250	21,585	23,222

(a)	In December 2003 Pacific Coal was renamed Rio Tinto Coal Australia.
(b)	Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Hail Creek continued to ramp up production during the fourth quarter of 2003. Lower Kestrel production in 2003 was due to mining a thinner seam and shorter blocks resulting in additional longwall changeovers. Tarong sales were higher following the commissioning of the Tarong North Power Station in the first quarter of 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 10

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 0% (a) ) in Argentina.

(100% basis)
Ore treated ('000 tonnes)	8,704	7,053	—	—	—	31,558	7,053
Average ore grades:
Copper (%)	0.69	0.54	—	—	—	0.70	0.54
Gold (g/t)	0.85	0.69	—	—	—	0.93	0.69

Concentrates produced ('000 tonnes)	204.7	130.9	—	—	—	743.5	130.9

Copper in concentrates:
Production ('000 tonnes)	55.6	34.9	—	—	—	203.7	34.9
Sales ('000 tonnes)	53.0	37.0	—	—	—	194.0	37.0

Production of gold in concentrates ('000 ounces)	176	108	—	—	—	694	108
Production of gold in doré ('000 ounces)	17	16	—	—	—	60	16
Total gold sales ('000 ounces)	187	132	—	—	—	729	132

(a)	Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated ('000 tonnes)	14,631	16,744	16,416	18,888	18,299	46,536	70,347
Average copper grade (%)	1.59	1.49	1.62	1.33	1.31	1.58	1.43
Mill production (metals in concentrates):
Contained copper ('000 tonnes)	191.8	210.8	230.9	208.2	197.1	622.6	847.0
Contained gold ('000 ounces)	35	37	43	52	52	126	184
Contained silver ('000 ounces)	864	1,050	1,200	1,251	1,227	2,981	4,728

Oxide ore treated ('000 tonnes)	3,164	3,408	3,188	3,569	3,537	12,774	13,702
Average copper grade (%)	1.18	1.10	1.11	1.02	1.03	1.04	1.06
Contained copper in leachate/mined material ('000 tonnes)	37	37	35	37	37	132	146

Refined production:
Oxide plant production ('000 tonnes)	33.3	35.5	36.8	37.3	38.0	138.7	147.6

Escondida mill production in 2003 reflected the start of the new Laguna Seca concentrator in the fourth quarter of 2002. Lower ore grades during 2003 compared with 2002 were in line with the previously announced plan to constrain copper production at Escondida.

RIO TINTO QUARTERLY PRODUCTION	Page 11

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at Grasberg (Rio Tinto 11.8% (a) ) in Papua, Indonesia, and Atlantic Copper (Rio Tinto 13.1%) in Spain.

(100% basis)
Grasberg mine
Ore treated ('000 tonnes)	21,996	21,438	20,141	19,453	13,071	86,001	74,103
Average mill head grades:
Copper (%)	1.23	1.15	1.24	1.08	0.77	1.14	1.09
Gold (g/t)	1.44	1.26	1.95	1.79	1.00	1.24	1.54
Silver (g/t)	4.05	3.88	4.18	3.90	4.26	3.60	4.03
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)	241.6	216.5	223.1	189.3	86.9	864.4	715.8
Gold in concentrates ('000 ounces)	913	760	1,126	1,007	369	3,030	3,262
Silver in concentrates ('000 ounces)	1,928	1,692	1,944	1,857	981	6,402	6,474

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)	234.6	210.7	212.1	184.7	85.5	833.2	693.0
Gold in concentrates ('000 ounces)	902	742	1,080	980	369	2,934	3,171
Silver in concentrates ('000 ounces)	1,487	1,315	1,485	1,431	763	4,916	4,994

(a)	See note (h) on page 7 for details of Rio Tinto's 11.8% interest in Grasberg and 40% interest in the expansion.
(b)	Net of smelter deductions.

In the fourth quarter of 2003, copper and gold production and sales decreased compared with the third quarter of 2003 and the fourth quarter of 2002 because of a decrease in ore treated; this was due to the impact on mining operations at the Grasberg open pit mine of a material slippage on 9 October 2003 and a debris flow in the same section of the open pit on 12 December 2003. For the full year 2003, copper production and sales were lower compared with 2002 because of lower copper ore grades and the impact of the material slippage. Gold production and sales for full year 2003 were higher compared with 2002 because the higher gold ore grades more than offset the impact of the material slippage. Near-term mine sequencing operations are being directed to accelerating removal of waste material from the south wall, where the material slippage occurred, to ensure the restoration of safe access to the higher grade areas.

Atlantic Copper smelter
Concentrates and scrap smelted ('000 tonnes)	257.7	242.1	244.6	253.0	224.7	1,016.7	964.4
Copper anodes produced ('000 tonnes) (c)	77.2	72.4	74.3	78.6	65.0	298.0	290.3
Copper cathodes produced ('000 tonnes)	63.5	61.2	62.5	61.4	62.0	250.5	247.1
Copper cathode sales ('000 tonnes) (d)	65.0	62.9	63.6	57.7	63.8	252.4	248.0

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Atlantic Copper results for full year 2003 were only slightly below full year 2002.

Kelian Equatorial Mining

Total production and sales at the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated ('000 tonnes)	1,953	1,844	1,833	1,995	2,180	7,313	7,853
Average ore grades:
Gold (g/t)	2.66	3.71	2.53	1.76	1.66	2.95	2.37
Silver (g/t)	4.55	5.83	5.11	4.39	4.40	5.11	4.90
Production:
Gold ('000 ounces)	121	184	124	79	82	539	469
Silver ('000 ounces)	75	112	96	66	73	348	347
Sales:
Gold ('000 ounces)	154	150	147	93	47	542	437
Silver ('000 ounces)	115	154	—	145	0	500	299

Ore treated during the fourth quarter of 2003 was greater than in the previous quarter due to processing softer ore and the benefit of process improvements. Low grade stockpiled ore was processed following exhaustion of higher grade ex-pit ore in May 2003. Silver production was accumulated to build an economic quantity for sale in the first quarter of 2004.

RIO TINTO QUARTERLY PRODUCTION	Page 12

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled ('000 tonnes)	868	919	791	865	878	3,403	3,452
Leached ('000 tonnes)	2,924	2,538	3,261	5,507	6,161	10,837	17,468
Sold for roasting ('000 tonnes)	82	140	151	111	62	293	463
Average ore grade: gold
Milled (g/t)	6.14	8.92	5.83	5.55	5.61	7.43	6.53
Leached (g/t)	1.00	1.09	1.06	0.85	0.78	1.03	0.90
Sold for roasting (g/t)	8.66	7.83	6.63	5.87	5.86	8.61	6.71
Gold produced ('000 ounces)	256	317	254	249	264	1,082	1,085

Mill, roast and leach throughput increased in 2003. Total gold production in 2003 was slightly higher than in the prior year as a result of higher throughput, although this was offset by lower grades.

Greens Creek mine
Ore treated ('000 tonnes)	170	171	176	185	177	665	709
Average ore grades:
Gold (g/t)	6.81	6.31	6.97	6.20	6.19	6.96	6.42
Silver (g/t)	595	604	655	764	671	676	675
Zinc (%)	12.4	12.9	13.4	11.1	11.8	12.5	12.3
Lead (%)	4.4	4.6	4.7	4.3	4.7	4.7	4.6
Metals produced in concentrates:
Gold ('000 ounces)	25	23	27	25	24	103	99
Silver ('000 ounces)	2,454	2,491	2,801	3,518	2,897	10,912	11,707
Zinc ('000 tonnes)	16.9	17.3	19.0	16.6	16.1	66.5	69.1
Lead ('000 tonnes)	5.4	5.3	5.7	5.6	5.9	22.3	22.5

Mill throughput increased during 2003 as part of a five year plan to increase mill capacity. Silver grade continued to improve in the second half of 2003 compared with the first half, as a result of mine sequencing and mining ore zones with higher silver grade.

Rawhide mine
Ore treated ('000 tonnes)	1,335	1,230	384	–	–	5,385	1,614
Average ore grades:
Gold (g/t)	0.69	0.51	0.51	–	–	0.96	0.51
Silver (g/t)	13.3	9.4	9.1	–	–	14.2	9.4
Metals produced in doré:
Gold ('000 ounces)	19	14	17	17	15	82	64
Silver ('000 ounces)	134	127	158	131	114	688	530

Mining operations were completed in October 2002. Processing of stockpiled ores was completed in May 2003. Residual gold production will continue from the leach pads while site reclamation activities are underway.

RIO TINTO QUARTERLY PRODUCTION	Page 13

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Kennecott Utah Copper

Total production at Barneys Canyon, Bingham Canyon, and the Kennecott smelter and refinery (all Rio Tinto 100%) in Utah, US.
Barneys Canyon mine
Ore treated ('000 tonnes)	—	—	—	—	—	102	—
Average ore grade: gold (g/t)	—	—	—	—	—	1.17	—
Gold produced in doré and concentrates ('000 ounces)	10	9	10	10	6	75	35

Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine
Ore treated ('000 tonnes)	10,625	10,929	11,284	11,904	11,988	40,720	46,105
Average ore grade:
Copper (%)	0.71	0.68	0.67	0.72	0.64	0.69	0.67
Gold (g/t)	0.36	0.28	0.25	0.31	0.31	0.44	0.29
Silver (g/t)	3.02	2.99	2.67	2.88	3.53	3.42	3.02
Molybdenum (%)	0.026	0.022	0.020	0.028	0.038	0.034	0.027
Copper concentrates produced ('000 tonnes)	279	282	287	298	280	992	1,147
Average concentrate grade (% Cu)	24.6	22.9	23.6	25.9	25.5	26.2	24.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)	69.0	64.8	67.8	77.6	71.6	260.2	281.8
Gold ('000 ounces)	89	67	67	79	92	412	305
Silver ('000 ounces)	841	762	808	873	1,105	3,663	3,548
Molybdenum concentrates produced ('000 tonnes):	2.6	2.2	2.3	2.1	2.2	11.2	8.8
Molybdenum in concentrates ('000 tonnes)	1.4	1.2	1.1	1.2	1.1	6.1	4.6
Kennecott smelter & refinery
Copper concentrates smelted ('000 tonnes)	300	231	261	282	286	1,096	1,060
Copper anodes produced ('000 tonnes) (b)	79.0	53.7	53.2	69.9	66.3	293.7	243.1
Production of refined metal:
Copper ('000 tonnes)	74.6	67.4	38.5	64.8	59.9	293.7	230.6
Gold ('000 ounces) (c)	105	96	65	66	81	488	308
Silver ('000 ounces) (c)	965	975	644	691	653	4,037	2,963

(a)	Includes a small amount of copper in precipitates.
(b)	New metal excluding recycled material.
(c)	Includes gold and silver in intermediate products.

By-product grades for silver and molybdenum improved in the fourth quarter of 2003 but full year grades for by-products are still significantly lower than in 2002. As previously announced, lower by-product grades are expected to continue until 2005. High arsenic levels have adversely affected recovery of molybdenum. Higher gold recovery increased gold output in the fourth quarter, the copper grade decreased due to mining sequence.

Anode production in both the first and second quarters of 2003 was affected by the failure of the final absorption tower of the acid plant in March 2003, which interrupted smelter production for three weeks. Refined copper production in the fourth quarter of 2003 was lower than in the third quarter due to delays in scrap remelting and ramp-up of a new production schedule.

Lihir Gold

Total production at the Lihir mine (Rio Tinto 14.5% (a) ) in Papua New Guinea.

(100% basis)
Ore treated ('000 tonnes)	1,063	933	924	987	1,082	3,828	3,926
Average ore grade: gold (g/t)	5.44	4.92	4.65	4.88	5.26	5.46	4.94
Gold produced ('000 ounces) (b)	168	131	128	132	160	607	551

(a)	Following an overnight placement of shares, Rio Tinto's interest in Lihir as of 13 November 2003 was 14.5%. Further changes relating to Lihirian Trust and Share Purchase Plan are anticipated in early 2004.
(b)	Gold production represents quantity of gold poured.

Increased gold production in the fourth quarter of 2003 resulted from higher plant throughput and improved head grade.

RIO TINTO QUARTERLY PRODUCTION	Page 14

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Ore treated ('000 tonnes)	1,331	1,306	1,315	1,284	1,263	5,364	5,168
Average ore grades:
Copper (%)	0.69	0.67	0.62	0.70	0.71	0.86	0.67
Gold (g/t)	0.31	0.31	0.32	0.45	0.70	0.35	0.44
Copper concentrates produced ('000 tonnes)	20.1	20.1	18.7	18.3	17.9	103.2	75.1
Contained copper in concentrates:
Saleable production ('000 tonnes)	7.6	7.1	6.8	6.7	6.5	38.4	27.1
Sales ('000 tonnes) (a)	4.7	8.0	3.8	4.5	6.2	29.9	22.5
Contained gold in concentrates:
Saleable production ('000 ounces)	8.4	9.5	9.0	11.4	18.7	40.8	48.6
Sales ('000 ounces) (a)	6.0	13.4	6.0	6.4	12.4	30.7	38.2

(a) Rio Tinto's 80% share of material from the Joint Venture.

Copper production continued to reflect a lower realised head grade as transition ore was sourced from lower grade open cut material. This trend will continue until Lift 2 commences production in mid 2004 and reaches full production in 2005.

Palabora

Total production at Palabora (Rio Tinto 49.2%) in South Africa.

(100% basis)
Palabora mine
Ore treated ('000 tonnes)	2,648	2,453	2,726	3,398	2,838	9,933	11,415
Average ore grade: copper (%)	0.56	0.59	0.60	0.53	0.63	0.63	0.59
Copper concentrates produced ('000 tonnes)	35.7	35.3	38.2	43.5	46.3	167.9	163.3
Average concentrate grade: copper (%)	31.9	31.5	32.7	32.9	31.3	31.1	32.1
Copper in concentrates ('000 tonnes)	11.4	11.1	12.5	14.3	14.5	52.2	52.4
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)	59.7	57.5	73.7	64.0	72.5	258.6	267.6
New copper anodes produced ('000 tonnes) (a)	18.9	15.8	20.1	19.4	21.3	82.3	76.7
Refined new copper produced ('000 tonnes)	20.4	15.9	19.2	17.4	20.9	81.6	73.4
By-products:
Magnetite concentrate ('000 tonnes)	40	44	51	53	68	172	215
Refined nickel sulphate (tonnes)	85	61	27	26	38	314	152
Vermiculite plant
Vermiculite produced ('000 tonnes)	59.8	51.2	53.9	32.5	35.6	223.5	173.2

(a)	Contained copper in anodes; anode production includes a small amount produced from purchased material.

Production from the underground mine improved by 20% to an average of 21,983 tonnes of ore per day during the fourth quarter of 2003, compared with an average of 18,355 tonnes of ore per day in the third quarter. During the fourth quarter, a production rate of 31,187 tonnes in one day, and a weekly rate of 26,528 tonnes per day were achieved.

Tonnage of ore treated during the fourth quarter of 2003 was in line with the underground output. The ramp scavanging was completed in November. Copper in concentrate increased with the improved head grades and recoveries. Total concentrate smelted comprised run-of-mine production, smelter secondaries and imported concentrate. Anode stocks available to the tankhouse increased to an acceptable level.

Refurbishment of the batch plant resulted in increased nickel production. Vermiculite production was stable and the reconfigured plant continues to meet market demand. Production during the third and fourth quarters of 2003 was reduced in order to lower supply chain inventory levels.

RIO TINTO QUARTERLY PRODUCTION	Page 15

Total production and sales from the Peak Gold Mine (Rio Tinto 0% (a) ) in New South Wales, Australia.

OPERATIONAL DATA

	4Q 2002	1Q 2002	2Q 2003	3Q 2003	4Q 2003	FULL YEAR 2002	FULL YEAR 2003

COPPER & GOLD (continued)

Peak Gold Mine
Total production and sales from the Peak Gold Mine (Rio Tinto 0% (a) ) in New South Wales, Australia.

Ore treated ('000 tonnes)	144	144	—	—	—	610	144
Average ore grades:			—	—	—
Gold (g/t)	5.13	5.23	—	—	—	5.52	5.23
Silver (g/t)	3.09	3.16	—	—	—	3.05	3.16
Copper (%)	0.21	0.13	—	—	—	0.29	0.13
Lead (%)	0.15	0.11	—	—	—	0.22	0.11
Zinc (%)	0.13	0.00	—	—	—	0.28	0.00
Bullion produced ('000 ounces)	23	23	—	—	—	105	23
Containing:
Gold ('000 ounces)	20	20	—	—	—	92	20
Silver ('000 ounces)	3	3-	—	—	—	12	3
Gold recovered in concentrates ('000 ounces)	0		—	—	—	5	—

Total gold production ('000 ounces)	20	20-	—	—	—	97	20

Bullion sales (fine gold) ('000 ounces)	22	20-	—	—	—	93	20
Copper in concentrate ('000 tonnes):
Production	0.0	—	—	—	—	0.4	—
Sales	0.2	—	—	—	—	1.0	—

(a)   Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada

Total production at Morro do Ouro (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated ('000 tonnes)	4,544	4,530	4,586	4,655	4,640	18,364	18,411
Average ore grade: gold (g/t)	0.48	0.44	0.46	0.45	0.43	0.50	0.44
Refined gold produced ('000 ounces)	52	49	53	48	51	225	201

Production in 2003 was below 2002 due to lower grade and harder ores being mined.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Patchway mine (a) (b)
Ore treated ('000 tonnes)	15	19	19	—	—	84	38
Average ore grade: gold (g/t)	2.01	2.17	2.10	—	—	3.19	2.13
Total gold produced ('000 ounces)	1	1	1	—	—	7	2
Renco mine
Ore treated ('000 tonnes)	65	49	60	64	61	253	234
Average ore grade: gold (g/t)	3.46	3.80	3.55	3.48	3.56	4.27	3.59
Total gold produced ('000 ounces)	7	5	6	6	6	31	23
Total Rio Tinto Zimbabwe

Total gold produced ('000 ounces)	8	6	7	6	6	38	25

(a)	Includes low grade material.
(b)	Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 16

OPERATIONAL DATA

	4Q	1Q	2Q	3Q	4Q	FULL YEAR	FULL YEAR
	2002	2003	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Somincor

Total production at Neves Corvo (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated ('000 tonnes) (a)	423	425	474	354	447	1,756	1,700
of which, treated to extract tin ('000 tonnes)	2	—	—	—	10	16	22
Average ore grades:
Copper (%)	5.23	6.00	5.07	5.13	5.15	5.06	5.33
Tin (%)	2.87	—	—	—	2.46	3.31	2.16
Copper production:
Copper concentrates produced ('000 tonnes)	81.7	93.8	85.5	66.2	84.0	319.4	329.6
Copper concentrate grade: copper (%)	23.7	23.9	23.5	23.2	23.4	24.2	23.5
Copper in concentrates produced ('000 tonnes)	19.4	22.4	20.1	15.4	19.6	77.2	77.5
Tin production:
Tin concentrates produced ('000 tonnes)	0.0	—	0.1	0.1	0.2	0.6	0.3
Tin concentrate grade: tin (%)	72.9	—	54.1	60.7	64.3	62.4	61.0
Tin in concentrates produced ('000 tonnes)	0.0	—	0.0	0.0	0.1	0.3	0.2

(a)   Total ore treated for both copper and tin production.

The reduction in total ore treated in 2003 was due primarily to incidents, in July and September, in the hoisting shaft which caused shutdowns of hoisting and of the processing plants.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100% (a) ) in Western Australia.

(100% basis)
Ore processed ('000 tonnes):
AK1ore	2,525	2,509	2,305	2,601	2,372	10,103	9,787
Alluvial ore	348	—	—	—	—	2,862	—

Total ore processed	2,873	2,509	2,305	2,601	2,372	12,965	9,787

Diamonds produced ('000 carats):
AK1	9,482	6,909	6,004	9,690	8,307	32,200	30,910
Alluvial	455	—	—	—	—	1,319	—

Total produced	9,936	6,909	6,004	9,690	8,307	33,519	30,910

(a)    Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed and carats produced from the AK1 pit was in line with production levels in previous quarters. Carats produced for the full year 2003 reflected the processing of lower grade ore from the Northern Bowl, in accordance with mining schedules. Production from the alluvial mining areas ceased in the fourth quarter of 2002.

Diavik Diamonds

Total production from mining operations at Diavik Diamonds (Rio Tinto 60% ) in the Northwest Territories, Canada.

Ore processed ('000 tonnes)	—	202	304	388	300	—	1,194
Diamonds recovered ('000 carats)	—	411	854	1,466	1,101	—	3,833

Ore processed and diamonds recovered during the fourth quarter of 2003 were adversely affected by the processing of stockpiled lower grade ore from the A154 south pipe and material from the top of the A154 north pipe. The material at the top of the north pipe appears very similar to the mud rich material encountered at the top of the south pipe earlier in the year. Processing of ore from the south pipe proper recommenced in the second half of December.

Merlin

Total production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

Ore processed ('000 tonnes)	217	204	33	—	—	787	237
Diamonds recovered ('000 carats)	28	—	44	18	—	117	62

Ore mining and processing ceased during the second quarter of 2003. Mine closure in accordance with relevant provisions set by the regulatory authorities was progressed during the period.

RIO TINTO QUARTERLY PRODUCTION	Page 17

OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2002	2003	2003	2003	2003	2002	2003

IRON ORE

Hamersley Iron

Total production and shipments for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%); all in Western Australia.

(100% basis)

Saleable iron ore produced ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	13,121	13,616	15,900	16,079	17,462	57,563	63,056
Channar	3,233	2,832	2,442	2,713	2,361	10,594	10,347

Total production	16,354	16,448	18,341	18,792	19,823	68,157	73,404

Total shipments ('000 tonnes)	19,029	17,762	17,948	18,636	19,987	68,475	74,333

Operational efficiencies lifted Hamersley to new production records in the fourth quarter of 2003, up 21% against the equivalent quarter of 2002 and 7.7% higher than the full year total for 2002. Continued strong demand for the full range of Hamersley products, driven by strong sales to China (up 20% on the same quarter in 2002), and helped by some shipments through Robe's Cape Lambert port, saw annual shipments also increase to a new record.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 58.7% (a) ) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)

Carol Lake operations
Saleable production:
Concentrates ('000 tonnes)	494	272	712	958	706	3,183	2,648
Pellets ('000 tonnes)	2,816	2,820	2,908	2,823	3,026	9,575	11,577
Shipments:
Concentrate ('000 tonnes)	605	290	570	664	1,093	3,151	2,617
Pellets ('000 tonnes)	3,461	1,963	3,761	2,820	3,767	11,537	12,311

(a) Rio Tinto increased its shareholding in IOC from 56.1% to 58.7% on 20 December 2002.

The seaborne market for both pellets and concentrates remains tight on the back of strong growth in Chinese iron ore imports. Pellet shipments for both the fourth quarter of 2003 and for the full year were significantly higher than in 2002, driven by stronger seaborne demand and higher production. Concentrate demand was also strong with fourth quarter 2003 shipments higher than in the fourth quarter of 2002; full year 2003 shipments were lower than in 2002 due to concentrate diversion to pellet production and production constraints in the first quarter of 2003. All excess saleable product inventory was drawn down.

Saleable concentrate production was higher in the fourth quarter of 2003 compared with the fourth quarter of 2002, driven by higher crude ore production resulting from improved mining and automatic train operations, better recovery and on-going concentrator improvements. Pellet production in the fourth quarter of 2003 was also higher than in the fourth quarter of 2002, mainly due to productivity improvements and no furnace shutdowns. Total pellet production was higher in 2003 than 2002 due to operational improvements and a very much shorter plant maintenance shutdown (three days versus five weeks).

Rio Tinto Brasil

Total production at Corumbá (Rio Tinto 100%) in Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production ('000 tonnes) (a)	271	221	282	292	279	858	1,074

(a) Production includes by-product fines.

Production increased in 2003 compared with 2002 in line with increased sales to Argentina and Europe.

Robe River Iron Associates

Total production and shipments from Robe River Iron Associates operations (Rio Tinto 53%) in Western Australia.

(100% basis)

Pannawonica mine
Saleable iron ore production ('000 tonnes)	8,639	8,055	8,361	7,583	8,035	31,306	32,034
Sales ('000 tonnes)	7,612	7,054	8,137	8,413	7,470	31,973	31,073
West Angelas mine
Saleable iron ore production ('000 tonnes)	1,847	2,917	2,678	2,996	4,510	4,554	13,102
Sales ('000 tonnes)	1,532	2,908	2,943	2,585	4,350	3,440	12,785

Production of Robe River ore from the Pannawonica mine was slightly higher in 2003 compared with 2002, with fourth quarter production 7% higher than in the third quarter 2003, reflecting continued strong demand. Sales were lower than in the previous quarter due to deferral of some shipments into 2004 as a result of congestion at receiving ports.

Production at West Angelas reached a rate of 18 million tonnes per year in December, and the mine is on schedule to reach its design rate of 20 million tonnes per year by the end of the first quarter of 2004. Sales growth for West Angelas product focused primarily on Japan, where all customers exercised their tonnage options, and on further penetration of the Chinese market.

RIO TINTO QUARTERLY PRODUCTION	Page 18

OPERATIONAL DATA

	4Q	1Q	2Q	3Q	4Q	FULL YEAR	FULL YEAR
	2002	2003	2003	2003	2003	2002	2003

NICKEL

Rio Tinto Brasil

Total nickel in matte production at the Fortaleza (Rio Tinto 100% (a) ) in Brazil.

Fortaleza mine
Production (tonnes)	2,410	2,619	523	1,284	1,524	6,273	5,950

(a) Rio Tinto completed the sale of its 100 % interest in the Fortaleza nickel mine on 16 January 2004.

Production in 2003 was affected by an alterations to mining methods.

Rio Tinto Zimbabwe

Toll refined metal production at the Empress Nickel (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,479	1,078	1,481	1,836	1,804	6,412	6,199

SALT

Dampier Salt

Total production of salt from Dampier, Lake MacLeod and Port Hedland (Rio Tinto 64.9%) in Western Australia.

(100% basis)
Salt production ('000 tonnes)	1,933	1,493	1,731	2,186	1,725	7,186	7,135

TALC

The Luzenac Group

Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)
Talc production ('000 tonnes)	318	358	329	350	321	1,328	1,358

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium

Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)	319	290	319	291	293	1,274	1,192

Titanium dioxide feedstock production in the fourth quarter of 2003 was 8% below that of 2002. Overall, owing to softer market demand, total output in 2003 was 6% lower compared with 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 19

Back to Contents
OPERATIONAL DATA

	4Q	1Q	2Q	3Q	4Q	FULL YEAR	FULL YEAR
	2002	2003	2003	2003	2003	2002	2003

URANIUM

Energy Resources of Australia Ltd

Total uranium production at Ranger (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	1,428	1,256	1,490	1,133	1,255	4,486	5,134

Production of U3O8 in the fourth quarter of 2003 was higher than in the third quarter of 2003 due to increased plant availability.

Rössing Uranium Ltd

Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	488	20	678	904	799	2,751	2,401

The Rössing plant did not operate during the first quarter of 2003, while a new coarse tailings conveyor was installed. During the first quarter, shipments and sales were made from stock as planned. Since restarting in April the plant has moved to a higher production rate in order to rebuild inventory.

ZINC

Zinkgruvan Mining AB

Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated ('000 tonnes)	163	167	189	191	227	735	774
Average ore grades:
Zinc (%)	8.6	9.5	9.1	8.8	9.8	7.2	9.3
Lead (%)	4.2	4.3	4.4	4.8	5.0	3.8	4.7
Silver (g/t)	104	99	101	102	105	90	103
Production of zinc concentrate ('000 tonnes)	23.3	26.3	28.2	27.5	37.1	86.8	119.2
Production of lead concentrate ('000 tonnes)	8.5	9.1	11.0	11.3	14.4	36.0	45.8

Production of metal in concentrates:
Zinc ('000 tonnes)	12.9	14.7	15.6	15.1	20.3	48.0	65.7
Lead ('000 tonnes)	6.0	6.2	7.5	8.0	10.0	24.7	31.7
Silver ('000 ounces)	383	363	447	460	566	1,554	1,836

Zinc production in the fourth quarter of 2003 improved strongly as ore production and grade increased. Lead concentrate production achieved a record level.

RIO TINTO QUARTERLY PRODUCTION	Page 20

EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 31 December 2003 was US$30 million compared with US$37 million in the comparable quarter of 2002. Total expenditure for the twelve months of 2003 was US$127 million compared with US$127 million in 2002.

Ongoing Programmes

Country	Commodity	Programme Summary

Turkey	Copper - Gold	Rio Tinto passed its interest in the Cöpler gold project in Turkey to joint venture partnerAnatolia Minerals Development Ltd for a consideration of 4 million shares, bringing Rio Tinto’s shareholding in Anatolia to 15% of issued and outstanding shares. Exploration on several other properties in Turkey continued as part of a continuing joint venture with Anatolia.

Peru - Chile -Argentina	Copper	Exploration drilling continued on copper porphyry targets in southern Peru, northern Chile and Argentina. Invitations for offers of interest to acquire Rio Tinto’s interest in the Marcona copper deposit in Peru were made to several companies.

USA	Nickel	Metallurgical testwork, environmental studies and community relations work continue at the Eagle Project in Michigan in preparation for an order of magnitude study in 2004.

Iran	Gold	Exploration drilling, metallurgical test work and resource evaluation continued at the Dashkasan gold project in Iran.

Africa	Diamonds	Further drilling was completed on targets in Botswana.

Canada	Diamonds	Exploration continued on kimberlite targets in Ontario and Nunavut.

India	Diamonds	Exploration drilling was carried out on granted reconnaissance permits in Andhra Pradesh.

Australia	Iron Ore - Bauxite	Drilling of iron ore targets continued in the Hamersley Basin of Western Australia and on bauxite targets elsewhere in the State.

Guinea	Iron Ore	Evaluation work continued at the Simandou project and an Order of Magnitude study was initiated.

RIO TINTO QUARTERLY PRODUCTION	Page 21

		Page

Gold (continued)

Lihir	Papua New Guinea	14
Morro do Ouro	Brazil	16
Northparkes	Australia	15
Peak	Australia	16
Rio Tinto Zimbabwe:		16
– Patchway	Zimbabwe	16
– Renco	Zimbabwe	16

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
– Brockman	Australia	18
– Channar	Australia	18
– Marandoo	Australia	18
– Mt Tom Price	Australia	18
– Paraburdoo	Australia	18
– Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	13
– Greens Creek	US	13
Zinkgruvan	Sweden	20

Molybdenum

Bingham Canyon	US	14

Nickel

Empress refinery	Zimbabwe	19
Fortaleza	Brazil	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	14
Escondida	Chile	11
Grasberg	Indonesia	12
Greens Creek	US	13
Zinkgruvan	Sweden	20

Talc
Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and
smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	20
– Ranger	Australia	20
Rössing	Namibia	20

RIO TINTO QUARTERLY PRODUCTION	Page 22